Filed pursuant to Rule 433
Registration No. 333-140456

Offering Summary

Relating to the Prospectus Supplement and Prospectus dated February 5, 2007 and the Preliminary Pricing Supplement dated October 12, 2007

Eksportfinans ASA
U.S. Medium-Term Note Program

Citi Carry Currency Dynamic USD Unfunded Index Notes Due 2008 and 2009

The issuer has filed a registration statement (including a prospectus, a prospectus supplement and a preliminary pricing supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the preliminary pricing supplement in that registration statement (File No. 333-140456) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 877-858-5407.

Citi

Citi Carry Currency Dynamic USD Unfunded Index Notes due 2008 and 2009

This Offering Summary represents a summary of the terms and conditions of the Notes.

HOW THE NOTES WORK

Citi Carry Currency Dynamic USD Unfunded Index Notes (the Notes) are hybrid investments that combine characteristics of currency-linked and fixed income instruments. Similar to a fixed income investment, these Notes offer investors the safety of 100% principal protection if held to maturity. However, instead of paying a periodic fixed or floating rate of interest, the return on these Notes is paid at maturity and is based upon the Index Return, which will be based on the percentage change of the Citi Carry Currency Dynamic USD Unfunded Index (the Index) over the term of the Notes. This type of investment allows investors to participate in the appreciation potential of the Index without risking their initial investments. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity.

The Notes are index-linked securities issued by Eksportfinans ASA (Eksportfinans) that will be issued in two series: one having a maturity of approximately one year (the One Year Notes), and the other with a maturity of approximately two years (the Two Year Notes). At maturity, you will receive an amount in cash equal to the principal amount you hold in the Notes multiplied by the sum of: (a) 100% plus (b) the Participation Level multiplied by the greater of (i) zero or (ii) the Index Return. If the Index Return from the Trade Date to the Determination Date is greater than zero, you will participate in any increase of the Index at a rate equal to the Participation Level. If the Index Return from the Trade Date to the Determination Date is less than or equal to zero, you will receive an amount equal to the principal amount you hold in the Notes. Because the Notes are principal protected, the payment you receive at maturity will not be less than the principal amount you hold in the Notes, even though the amount payable to you at maturity is dependent on the percentage change of the Index.

These Notes may be an appropriate investment for the following types of investors:

•	Investors looking for exposure to currency and interest rate index linked investments on a principal-protected basis but who are willing to forego current income.

•	Investors expecting an appreciation of the level of the Index at a rate better than a fixed income of comparable rating and term during the next one or two years.

•	Investors who seek to add a diversified currency and interest rate index linked investment to their portfolio for diversification purposes.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity.

The Notes are a series of unsecured senior debt securities issued by Eksportfinans. The Notes will rank equally with all other unsecured and unsubordinated debt of Eksportfinans.

Capitalized terms used in this Offering Summary are defined in “Preliminary Terms” on the following page.

PRELIMINARY TERMS

Issuer:	Eksportfinans ASA. Eksportfinans is the only specialized export lending institution in Norway, and provides financing for a broad range of Norwegian exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities.

Issuer rating:	Aaa (Moody’s) / AA+ (Standard & Poor’s) / AAA (F.IBCA)

Principal Protection:	100% if held to maturity

Securities Offered:	One Year Citi Carry Currency Dynamic USD Unfunded Index Notes Two Year Citi Carry Currency Dynamic USD Unfunded Index Notes

Trade Date:	[●], 2007

Original Issue Date:	[●], 2007

Determination Date:	Five Business Days prior to the Maturity Date.

Maturity Date:	One Year Notes: approximately one year from the Original Issue Date Two Year Notes: approximately two years from the Original Issue Date

Underlying Index:	Citi Carry Currency Dynamic USD Unfunded Index (Bloomberg: “CIGCUUSD Index”)

Index Sponsor:	Citigroup Global Markets Limited or any successor sponsor that determines or publishes the Index as then in effect.

Interest:	None

Issue Price:	100.00% of the principal amount

Return Amount:	On the Maturity Date, you will receive an amount in cash per note equal to the Principal Amount multiplied by the sum of: (a) 100%, and (b) the Participation Level multiplied by the greater of: (i) zero, or (ii) the Index Return.

Participation Level:	One Year Notes: Expected to be between 75% and 95%, to be determined on the Trade Date Two Year Notes: Expected to be between 90% and 110%, to be determined on the Trade Date

Index Return:	The result of: (Final Index Level / Initial Index Level) – 1.

Initial Index Level:	The level of the Index on the Trade Date as shown at 3:00 p.m. London Time on Reuters Page C3UUSD=CTGL.

Final Index Level:	The level of the Index on the Determination Date as shown at 3:00 p.m. London Time on Reuters Page C3UUSD=CTGL.

Authorized Denominations:	$1,000.00 and integral multiples of $1,000.00 in excess thereof.

Underwriting Discount:	0.00%

Sales Commission Earned:	$[●] per Note for each Note sold by a Smith Barney Financial Advisor

Calculation Agent:	Citibank, N.A

BENEFITS OF THE NOTES

•	Appreciation Potential. The Return Amount payable at maturity is based on the percentage change of the Index from the Trade Date to the Determination Date, enabling you to participate in the potential increase in the value of the Index during the term of the Notes without directly investing in the currencies or interest rates comprising the Index.

•	Capital Preservation. On the Maturity Date, Eksportfinans will pay you the principal amount of the Notes you then hold regardless of the performance of the Index.

•	Relative Stability. The Notes may be a less volatile investment than a direct investment in the currencies comprising the Index because the Notes provide principal protection at maturity regardless of the performance of the Index.

KEY RISK FACTORS FOR THE NOTES

The Return on the Notes May be Zero

Unless the Index Return is greater than zero, the Return Amount payable at maturity will be limited to the principal amount you then hold in the Notes.

Reference to the Index May Yield Lower Return Than an Investment in a Single Currency

Because the Index is a diversified currency and interest rate index, a significant increase in the value of one or more currencies but not the other currencies in the index may be substantially or entirely offset by a decrease in the value of the other currencies in the index during the term of the Notes.

Potential for a Lower Comparable Yield

The Return Amount is linked to the performance of the Index, which will fluctuate in response to market conditions. As a result, the effective yield on the Notes may be lower than that which would be payable on a conventional fixed-rate debt security of Eksportfinans of comparable maturity.

Secondary Market, if any, May Not be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the Index, interest rates and Eksportfinans’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

The Index Does Not Have Index Level History

The Index was created as of September 13, 2007. Because the Index has no actual Index level history prior to that date, only hypothetical historical Index level information is available for you to consider in making an independent investigation of the Index performance, which may make it difficult for you to make an informed decision with respect to an investment in your Notes.

Eksportfinans Credit Risk

The Notes are subject to the credit risk of Eksportfinans for all payments due on the Notes.

Fees and Conflicts

Eksportfinans expects to hedge its obligations under the Notes by entering into a swap agreement with Citigroup Global Markets Inc. and one or more of its affiliates. Citigroup Global Markets Inc. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Each of Citigroup Global Market’s hedging activities and Citibank, N.A.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

CITI CARRY CURRENCY DYNAMIC USD UNFUNDED INDEX

The Citi Carry Currency Dynamic Indices were developed in 2007 by Citigroup Global Markets Limited to implement a currency trading strategy generally known as “carry trading”. “Carry trading” is a general term for a strategy that seeks to capitalize on the difference in value between currencies by attempting to earn a return, or “carry,” by borrowing funds in a currency with a low interest rate, converting those funds into a different currency with a higher interest rate and then lending out those funds at that higher rate. The “carry trader” earns the interest rate differential between the high- and low-yielding currencies and also benefits from any appreciation of the high-yielding currencies relative to the low-yielding currencies. The Index seeks to synthetically implement this trading strategy by replicating a portfolio consisting of a long position in three high-yielding currencies financed through a short position in the three low-yielding currencies.

The Index is described as a “synthetic” or a “notional” portfolio because its reported value does not represent the value of any actual assets held by any person. The Index level on any day references the value of a hypothetical portfolio of positions in six different currencies, selected from a pool of ten currencies that represent the world’s leading developed economies, commonly known as the “G10 currencies”. The Index currencies are the U.S. dollar, European Union euro, British pound, Swiss franc, Australian dollar, New Zealand dollar, Japanese yen, Swedish Krona, Norwegian Krone and Canadian dollar.

The performance of the Index will depend in part on the “carry” that the Index can earn from the difference in interest rates for the three highest-yielding Index currencies and the three lowest-yielding Index currencies for a given day and on the currency appreciation or depreciation of the three highest-yielding currencies compared to the three lowest-yielding currencies. In general, a higher “carry” will increase the level of the Index. If the high-yielding Index currencies with a long allocation appreciate relative to the low-yielding Index currencies with a short allocation, the Index level will rise. If the high-yielding Index currencies with a long allocation depreciate relative to the low-yielding Index currencies with a short allocation, the Index level will fall. The currency allocation of the Index is adjusted on the first Index Business Day of each month to account for possible changes in currency yields.

On the first Index Business Day of each month the Index Sponsor ranks the Index currencies in descending order based on the 1-month interest rates for each of those currencies. The three currencies with the highest yield measured by the interest rates are given a long allocation (the long currencies) and the three currencies with the lowest yield measured by the interest rates are given a short allocation (the short currencies). The remaining four currencies are not taken into account in computing the value of the Index for that month.

The Index is a synthetic portfolio whose value at any time is determined by reference to the change in the U.S. dollar values of the long currencies minus the change in the U.S. dollar values of the short currencies and the accredited interests for the long currencies minus the interests paid for shorting the short currencies. The synthetic positions in the three long and three short currencies are notionally settled at the beginning of each month to allow for changes in the six currencies utilized for the Index in that period.

Hypothetical and Historical Data on the Index

The following table sets forth, for each of the quarterly periods indicated, the high and low hypothetical levels of the Index from January 3, 2002 through September 12, 2007. We obtained the spot exchange rates of the Index currencies used to calculate the hypothetical levels listed in the table below from Bloomberg Financial Services, without independent verification. The hypothetical historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any upward or downward trend in the hypothetical level of the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

Because the hypothetical levels of the Index were calculated based on several assumptions that are not true when the Calculation Agent calculates the actual levels of the Index, you should not take the hypothetical levels of the Index as an accurate estimate of historical performance or an indication of the future performance of the Index. We cannot give you any assurance that the future performance of the Index will follow a pattern similar to that of the hypothetical levels of the Index. Neither we nor any of our affiliates make any representation to you as to the performance of the Index.

Quarterly High and Low Hypothetical Levels of the Index

	High	Low

2002:
Quarter ended March 31	104.2391	99.8261
Quarter ended June 30	111.3848	103.5430
Quarter ended September 30	109.8403	103.4862
Quarter ended December 31	115.1334	108.6940
2003:
Quarter ended March 31	119.3832	114.5624
Quarter ended June 30	126.3883	118.1129
Quarter ended September 30	127.7286	123.0228
Quarter ended December 31	134.2731	125.5341
2004:
Quarter ended March 31	143.4480	134.7205
Quarter ended June 30	139.6056	132.5222
Quarter ended September 30	141.3384	135.2161
Quarter ended December 31	143.1694	140.5439
2005:
Quarter ended March 31	149.3521	141.0369
Quarter ended June 30	154.2592	148.4498
Quarter ended September 30	154.6945	149.2993
Quarter ended December 31	162.0354	153.7638
2006:
Quarter ended March 31	158.2604	149.1697
Quarter ended June 30	152.1222	144.8033
Quarter ended September 30	155.2393	145.6431
Quarter ended September 31	158.9921	153.1700
2007:
Quarter ended March 31, 2007	163.4612	156.2816
Quarter ended June 30	174.8198	164.2546
Quarter ended September 12	178.6200	159.6600

The following chart shows a graphical illustration of the hypothetical levels of the Index since January 3, 2002.

Hypothetical Historical Daily Level of the Index

The table below shows the daily actual levels of the Index from September 13, 2007, the first date the Index was published. We obtained the levels listed in the table below from Bloomberg Financial Services, without independent verification. We cannot assure you that this performance will be replicated in the future or that the historical performance of the Index will serve as a reliable indicator of its future performance.

Actual Daily Levels of the Index

2007:
September 13	164.85
September 14	164.45
September 17	164.12
September 18	163.71
September 19	166.40
September 20	166.55
September 21	166.96
September 24	166.92
September 25	165.68
September 26	167.76
September 27	168.69
September 28	169.00
October 1	170.37
October 2	170.62
October 3	170.74
October 4	170.57
October 5	171.71
October 8	172.58
October 9	172.08
October 10	172.35

EXAMPLES OF HYPOTHETICAL PAYMENT AT MATURITY

The table below shows the hypothetical return on an investment of $1,000 principal amount of Notes based on various ending levels of the Index. The table and the following examples of hypothetical Return Amount calculations are based on the following assumptions.

•	Principal Amount: $1,000

•	Initial Index Level: 170.00

•	The Notes are purchased at their initial sale to the public and held to maturity.

The following table and examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual Return Amount will depend on the actual Initial Index Level and Final Index Level.

Hypothetical returns for the One Year Notes, assuming a Participation Level of 85.00%

				Hypothetical return
		Hypothetical Return	Hypothetical return	as a percentage of the
Hypothetical	Hypothetical Index	Amount per $1,000	as a percentage of	principal amount
Final Index Level	percentage change	principal amount	the principal amount	(per annum)

130.00	−23.529%	$1,000.00	0.000%	0.000%
135.00	−20.588%	$1,000.00	0.000%	0.000%
140.00	−17.647%	$1,000.00	0.000%	0.000%
145.00	−14.706%	$1,000.00	0.000%	0.000%
150.00	−11.765%	$1,000.00	0.000%	0.000%
155.00	−8.824%	$1,000.00	0.000%	0.000%
160.00	−5.882%	$1,000.00	0.000%	0.000%
165.00	−2.941%	$1,000.00	0.000%	0.000%
170.00	0.000%	$1,000.00	0.000%	0.000%
175.00	2.941%	$1,025.00	2.500%	2.500%
180.00	5.882%	$1,050.00	5.000%	5.000%
185.00	8.824%	$1,075.00	7.500%	7.500%
190.00	11.765%	$1,100.00	10.000%	10.000%
195.00	14.706%	$1,125.00	12.500%	12.500%

Example 1:  The level of the Index increases from the Initial Index Level of 170.00 to a Final Index Level of 195.00. The Index Return equals 14.706% = (195.00/170.00) - 1. The return on the Notes is equal to $112.50 and the Return Amount is equal to $1,125.00 per $1,000 principal amount note, a return of 2.500% per annum.

Return Amount per $1,000 principal amount note = $1,000 × (100% + (85% × ((195.00/170.00) – 1))) = $1,125.00.

Example 2:  The level of the Index decreases from the Initial Index Level of 170.00 to a Final Index Level of 130.00. The Index Return equals -23.529% = (130.00/170.00) - 1. The return on the Notes is equal to zero and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000 because the Notes are principal protected.

Return Amount per $1,000 principal amount note = $1,000.

Hypothetical returns for the Two Year Notes, assuming a Participation Level of 100.00%

				Hypothetical return
		Hypothetical Return	Hypothetical return	as a percentage of the
Hypothetical	Hypothetical Index	Amount per $1,000	as a percentage of	principal amount
Final Index Level	percentage change	principal amount	the principal amount	(per annum)

130.00	−23.529%	$1,000.00	0.000%	0.000%
135.00	−20.588%	$1,000.00	0.000%	0.000%
140.00	−17.647%	$1,000.00	0.000%	0.000%
145.00	−14.706%	$1,000.00	0.000%	0.000%
150.00	−11.765%	$1,000.00	0.000%	0.000%
155.00	−8.824%	$1,000.00	0.000%	0.000%
160.00	−5.882%	$1,000.00	0.000%	0.000%
165.00	−2.941%	$1,000.00	0.000%	0.000%
170.00	0.000%	$1,000.00	0.000%	0.000%
175.00	2.941%	$1,029.41	2.941%	1.460%
180.00	5.882%	$1,058.82	5.882%	2.899%
185.00	8.824%	$1,088.24	8.824%	4.319%
190.00	11.765%	$1,117.65	11.765%	5.719%
195.00	14.706%	$1,147.06	14.706%	7.101%
200.00	17.647%	$1,176.47	17.647%	8.465%
205.00	20.588%	$1,205.88	20.588%	9.813%
210.00	23.529%	$1,235.29	23.529%	11.144%

Example 1:  The level of the Index increases from the Initial Index Level of 170.00 to a Final Index Level of 195.00. The Index Return equals 14.706% = (195.00/170.00) – 1. The return on the Notes is equal to $147.06 and the Return Amount is equal to $1,147.06 per $1,000 principal amount note, a return of 7.101% per annum.

Return Amount per $1,000 principal amount note = $1,000 × (100% + (100% × ((195.00/170.00) - 1))) = $1,147.06.

Example 2:  The level of the Index decreases from the Initial Index Level of 170.00 to a Final Index Level of 130.00. The Index Return equals -23.529%=(130.00/170.00) - 1. The return on the Notes is equal to zero and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000 because the Notes are principal protected.

Return Amount per $1,000 principal amount note = $1,000.

CERTAIN U. S. FEDERAL INCOME TAX CONSIDERATIONS

For United States Federal income tax purposes, the One Year Notes likely will be considered to be issued with original issue discount. You may be required to accrue interest on the One Year Notes even though you will receive no payments during the term of the notes. Upon maturity of the One Year Notes, you may recognize ordinary interest income or short term capital loss for United States Federal income tax purposes, depending upon the amount of payment at maturity and your adjusted basis in the One Year Notes.

For United States Federal income tax purposes, the Two Year Notes will likely be classified as contingent payment debt instruments. In such a case, they will likely be considered to be issued with original issue discount. Although you will receive no interest payments during the term of the Two Year Notes, during your ownership of the Two Year Notes you will likely be required to include the original issue discount as interest in taxable income, subject to some adjustments, based on the “comparable yield” of the Two Year Notes. The comparable yield will generally be the rate at which we could issue a fixed rate debt instrument on terms and conditions similar to the Notes.

See “Taxation in the United States” in the prospectus supplement and prospectus dated February 5, 2007, and the preliminary pricing supplement dated October 12, 2007.

CREDIT RATINGS

The ratings and outlook established by Moody’s Investment Service, Inc., Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., and Fitch, Inc. for Eksportfinans’s senior debt were “Aaa”, “AA+”, and “AAA” respectively. Credit ratings are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by the assigning nationally recognized statistical rating organization (NRSRO). Real or anticipated changes in the credit ratings will generally affect the market value of your Notes. The credit ratings, however, do not reflect the potential impact of risks related to structure, market or other factors discussed above on the value of your Notes. Each NRSRO may have different criteria for evaluating risk, and therefore ratings should be evaluated independently for each NRSRO.

ADDITIONAL CONSIDERATIONS

If the Index level is not available on Reuters page “C3UUSD=CTGL” or any substitute page thereto, the Calculation Agent may determine the Index in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the sections “Additional Information — Calculation Agent — Market Disruption Event” and “The Index” in the preliminary pricing supplement for more information.

Client accounts over which Citigroup Global Markets Inc. or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly. This includes employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974 (ERISA), individual retirement accounts and every other client account over which Citigroup Global Markets Inc. or its affiliates have investment discretion or act as fiduciary.